Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 19, 2025
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 1 dated November 17, 2025 and supplement no. 2 dated December 16, 2025. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership” or “CROP,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•information regarding the closing of the merger with RealSource; and
•information regarding a reduction in the management fee payable to our advisor.

Completion of Merger

On June 25, 2025, we, CROP, Cottonwood Communities GP Subsidiary, LLC, our wholly owned subsidiary (“CCGP Subsidiary” and together with us and CROP, the “CCI Parties”), RealSource Properties, Inc. (“RS”) and RealSource Properties OP, LP, a subsidiary and the operating partnership of RS (“RSOP” and together with RS, the “RS Parties”), entered into an Agreement and Plan of Merger, as amended on November 12, 2025 (the “Merger Agreement”).

On December 18, 2025, upon the terms and subject to the conditions of the Merger Agreement, (i) RS merged with and into CCGP Subsidiary, with CCGP Subsidiary surviving as a direct, wholly owned subsidiary of us (the “Company Merger”) and (ii) RSOP merged with and into CROP, with CROP surviving (the “Partnership Merger” and, together with the Company Merger, the “RealSource Merger”). At such time, in accordance with the Maryland General Corporation Law, the Maryland Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, as applicable, the separate existences of RS and RSOP ceased.

At the effective time of the Company Merger, each issued and outstanding share of RS common stock, $0.01 par value per share (“RS Common Stock”) that was not cancelled and retired under the Merger Agreement was converted into the right to receive 0.8634 shares of our Class I common stock, subject to further adjustment as described below. At the effective time of the Partnership Merger, each issued and outstanding common unit of limited partnership interests in RSOP (“RSOP Partnership Unit”) that was not cancelled and retired under the Merger Agreement was converted into the right to receive 0.8634 CROP Common Units, subject to further adjustment as described below.

As provided in the Merger Agreement, the exchange ratio at closing was adjusted downward from 0.8893 (i) for Transaction Expenses (as defined in the Merger Agreement) incurred by the RS Parties to the extent they exceeded $4,675,000, and (ii) for the extent to which RSOP’s “net current assets” (as defined in the Merger Agreement) were below negative $2,571,106. The Merger Agreement also provides for post-closing adjustments to the exchange ratio. The post-closing adjustments to the exchange ratio are summarized below.

•Until the second anniversary of the RealSource Merger, the CCI Parties have the right to initiate a reduction to the exchange ratio in respect of potential losses that are discovered after the RealSource Merger arising under environmental laws and regulations that are attributable to the ownership or operation of the properties of the RS Parties before the RealSource Merger (irrespective of whether the matter giving rise to such losses was disclosed by RS in the Merger Agreement).

•Until the first anniversary of the RealSource Merger, the CCI Parties have the right to initiate a reduction to the exchange ratio in respect of potential losses (other than potential losses arising under environmental laws and regulations that are attributable to the ownership or operation of the properties of the RS Parties before the RealSource Merger) that are discovered after the RealSource Merger arising from (1) the inaccuracy or breach by the RS Parties of any representation or warranty of the RS Parties contained in the Merger Agreement, (2) the breach of any agreement or covenant of the RS Parties contained in the Merger Agreement, and (3) except for certain excluded claims, any claim relating to transactions contemplated by the Merger Agreement brought by a securityholder of the RS Parties against the RS Parties, any of their affiliates or any of their respective officers or directors who held such positions at or prior to the RealSource Merger. The adjustments for the losses described in this bullet (the “CCI Merger Agreement Losses”) are subject to “tipping baskets” and, combined with all losses under the indemnification provisions of the Internalization Agreement described under “The Pre-Merger Transactions” below, are capped at $30 million in the aggregate.

•Until the first anniversary of the RealSource Merger, the RS Representative (as defined in the Merger Agreement) has the right to initiate an adjustment to the exchange ratio in respect of potential losses that are discovered after the RealSource Merger arising from (1) the inaccuracy or breach by the CCI Parties of any representation or warranty of the CCI Parties contained in the Merger Agreement, or (2) the breach by the CCI Parties of any agreement or covenant of the CCI Parties contained in the Merger Agreement, subject to a cap of $20 million and a “tipping basket.”

Although there is a limited period by which we and RS must initiate these adjustments, once timely initiated, the adjustment can occur any time thereafter once the amount has been determined.

In addition, the Merger Agreement contains provisions adjusting the exchange ratio (i) for the costs incurred by us within 12 months after the closing of the RealSource Merger to obtain certificates of occupancy (or a certificate of occupancy exception notice) for certain properties acquired in the RealSource Merger and (ii) in connection with the sale by us of a parcel of land to be acquired in the RealSource Merger, which adjustments are not expected to be material to us.

Any adjustment to the exchange ratio issuable to the securityholders of the RS Parties will be by means of appropriate changes to the books and records of the CCI Parties with respect to the number of securities held by the securityholders of the RS Parties. Until the terms and procedures described above have expired or been finalized, all transferees of securities issued in the RealSource Merger will be subject to a potential adjustment to the exchange ratio. By accepting any portion of the merger consideration the securityholders of the RS Parties irrevocably agreed not to seek to have a portion of their merger consideration repurchased under our share repurchase plan or the CROP unit repurchase plan to the extent such consideration could still be recovered by the CCI Parties under the provisions of the Merger Agreement relating to post-closing adjustments to the exchange ratio.

The Company Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. The Partnership Merger is intended to be treated as an “assets-over merger” within the meaning of Section 1.708-1(c)(3)(i) of the Treasury Regulations, with CROP treated as the “resulting partnership” for purposes of Section 1.708-1(c) of the Treasury Regulations.

Additional information about the real estate investments of the RS Parties and related financing is included in the prospectus dated November 4, 2025 under the heading “Investments in Real Properties and Real Estate Related Investments — Real Estate Investments— Investment Activity Subsequent to June 30, 2025.”

The foregoing description of the RealSource Merger and related terms of the Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.2 and Exhibit 2.3 to the Registration Statement of which this prospectus is a part. A copy of the Merger Agreement has been filed on the Registration Statement to provide stockholders with information regarding its terms and is not intended to provide any information about the RS Parties or the CCI Parties. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement, and are not intended as statements of fact to be relied upon by the securityholders of the RS Parties, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the RS Parties or the CCI Parties. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this prospectus not misleading.

The Pre-Merger Transactions

Contemporaneously with closing the RealSource Merger, the RS Parties completed certain “Pre-Merger Transactions” pursuant to an Internalization Agreement as follows. RSOP acquired all of the equity interest in RealSource Properties Advisor, LLC, which is the external advisor to the RS Parties (“RS Advisor”), RS Properties Management, LLC, which provides property management services to properties owned by subsidiaries of RSOP (“RS Property Manager”), and RealSource Management LLC, which provides personnel to RS Advisor and RS Property Manager and property management services to properties owned by subsidiaries of RSOP as well as seven properties held by third parties (“RSM” and together with RS Advisor and RS Property Manager, the “Contributed Entities”). In addition, (i) the Advisory Agreement between RS Advisor and the RS Parties (the “RS Advisory Agreement”) was terminated, (ii) RS Advisor, as holder of a special limited partnership interest in RSOP, waived the right to require RSOP to purchase such special limited partnership interest in connection with the termination of the RS Advisory Agreement and (iii) RS Advisor waived its right under the RS Advisory Agreement to receive disposition fees in connection with the RealSource Merger. The total consideration under the Internalization Agreement was 2,142,135.1721 common units of RSOP, which units converted into the right to receive CROP common units in the RealSource Merger as described above.

Amendment to Advisory Agreement

On December 18, 2025, we amended the advisory agreement to reduce the management fee payable to our advisor to an annualized amount equal to 1.25% of adjusted NAV of CROP. Adjusted NAV of CROP is defined to include the value attributable to preferred stock that is convertible into common equity in the calculation of net asset value of CROP.

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